UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the "Company"), dated September 29, 2010, announcing two supplemental agreements entered into by and between the Company and HSH Nordbank AG, as agent, each dated September 29, 2010, relating to the Company’s senior and junior loan agreements, respectively, with an aggregate outstanding balance of $520.9 million as of September 29, 2010.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. George Economou contained in the second paragraph of the press release, are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: September 29, 2010	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

COMPLIANCE WITH ORIGINAL COVENANTS ON HSH SYNDICATED LOAN

ATHENS, GREECE – September 29, 2010 - DryShips Inc. (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that it has executed two supplemental agreements under its Senior and Junior Loan Facilities with HSH Nordbank AG, as agent, with an aggregate outstanding balance of $520.9 million as of September 29, 2010. As a result of the amendments in these new supplemental agreements, the Company will be, as of October 1, 2010, in full compliance with all its financial and non-financial covenants under the original facility, as subsequently amended.  Furthermore, effective October 1, 2010, the margin under these facilities will revert back from the higher margins during the waiver period to lower pricing.

Mr. George Economou, Chairman and CEO of DryShips Inc. said:

“We are pleased to report that Dryships is now in compliance with the original loan covenants on a major portion of the outstanding debt on the drybulk fleet. It has been two years since the collapse of Lehman that led to an unprecedented crisis in the shipping industry. Our strategy of fixed rate charters in both drybulk and offshore combined with longstanding relationships with the banks has led to a substantial improvement in the Company’s balance sheet.”

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore oil deep water drilling units, comprising of 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com